UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Asian Hustle Network, Inc.

Legal status of issuer

        Form
        C-corp

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        November 10, 2020

Physical address of issuer
636 Crying Bird Ave, Las Vegas, NV 89178

Website of issuer
https://www.asianhustlenetwork.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☑   First-come, first-served basis

☐   Other:

Maximum offering amount (if different from target offering amount)
$650,000

Deadline to reach the target offering amount
April 9, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$4,910	-
Cash & Cash Equivalents	$4,910	-
Accounts Receivable	$0	-
Short-term Debt	$470	-
Long-term Debt	$0	-
Revenues/Sales	$1,000	-
Cost of Goods Sold	$0	-
Taxes Paid	$0	-
Net Income (Loss)	($221)	-

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 18, 2022

Asian Hustle Network, Inc.



Up to $650,000 of Crowd Notes


Asian Hustle Network, Inc. ("Asian Hustle Network", "AHN", the "Company", "we", "us", or "our"), is offering up to $650,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 9, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by March 25, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $650,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such a state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at www.asianhustlenetwork.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/Asian.Hustle.Network

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Asian Hustle Network, Inc. ("the Company") is a Delaware corporation, incorporated on November 10, 2020.

The Company is located at 636 Crying Bird Ave, Las Vegas, NV 89178.

The Company's website is https://www.asianhustlenetwork.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/asian.hustle.network and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$650,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	April 9, 2022
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12 and 14 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its

7

competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The going concern note contemplates certain risks and concerns as they pertain to the Company's continuing operation. The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from the Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of planned development, which could harm the business and/or financial conditions and operating results. The balance sheet and related financial statements included in Exhibit B do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. Crowd Notes are a type of convertible notes that only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
Asian Hustle Network, Inc. is a Delaware corporation that was incorporated on November 10, 2020. The company is an online community business that aims to bring the Asian entrepreneurial and professional community together. It provides a directory, marketplace, events, content, resources, and community to its members.

Business Plan
Asian Hustle Network's mission is to uplift and connect Asian entrepreneurs and allies globally through meaningful connections, shared experiences and collaborative events, and providing a platform for Asians around the world to share their stories.

Within the first few days of inception, AHN has garnered over 1,000 members to the community. In two years, AHN has now grown its community to 100,000+ members in over 100 countries, across all social media platforms. The company consistently has over one million online impressions on a monthly basis.

The AHN Directory is a membership−based platform that allows members to access a virtual rolodex of the community members' names, businesses, locations, and much more. It helps community members find resources and create connections in a more meaningful way using an AI−based platform. Members are currently paying $1/month at the gold tier or $5/month at the platinum tier. Payments are made through Stripe and are automatically renewed. AHN plans to increase tier prices as they roll out more benefits, such as video streaming and media publication.

AHN hosts paid in-person networking events and conferences for its community members. The purpose of the events is to allow members the opportunity to network and learn, connect with sponsors, and support the businesses in the community. Previous events have sold for $25/ticket, and the company will be hosting its first annual conference in Q2 of 2022 for $200/ticket minimum. AHN currently generates a majority of its revenue through sponsorships and brand deals from new and existing partnerships with large enterprises. AHN secures sponsors through live events, virtual events, podcast episodes, social media, newsletter, and other.

Market Landscape
Between 2007 and 2012, the number of U.S. businesses owned by Asian-Americans rose 23.8%, from 1.5 million to 1.9 million. We want to target at least 1 million as a core of AHN.

While a large portion of our member demographic is currently based in the U.S., our focus will also be on entrepreneurs in Asia. There is a huge population of Asian entrepreneurs outside of the U.S. that falls within our target market. We want AHN to be a bridge for Asian entrepreneurs from the East to the West.

The economy of internet users is growing in places such as Taiwan, Vietnam, Korea, and Singapore. Southeast Asia now has 260 million internet users with 3.8 million more going online per month. It is forecasted that the region's internet economy will be worth $200 billion by 2025.

The global social media subscription market is expected to grow from $55.7 billion in 2019 to about $64 billion in 2020. The Covid-19 pandemic is expected to boost the revenue of the subscription market as many countries are under lockdown and people are spending significant time on social media and availing several subscription options. The market is expected to stabilize and reach $103.7 billion at a CAGR of 16.8% through 2023.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.04% of the proceeds, or $58,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Staff & Human Resources	35%	35%	40%
General OpEx	30%	30%	25%
Ads & Events	30%	30%	25%
Other/Contingency	5%	5%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Bryan Pham	Co-Founder & CEO	Responsible for leading Asian Hustle Network's vision, mission, and overall direction and at leading the development and implementation of the overall organization's strategy; soliciting advice and guidance, when appropriate, from the Board of Directors; formulating and implementing the strategic plan that guides the direction of the business or organization; overseeing the complete operation of an organization in accordance with the direction established in the strategic plans; evaluating the success of the organization in reaching its goals; looking at potential acquisitions or the sale of the company under circumstances that will enhance shareholder value; representing the organization for civic and professional association responsibilities and activities; participating in industry-related events or associations that will enhance the CEO's leadership skills, the organization's reputation, and the organization's potential for success; building trust relations with key partners and stakeholders and act as a point of contact for important shareholders; representing Asian Hustle Network and its values; and serving as a Board Member.
Maggie Chui	Co-Founder & COO	Responsible for leading Asian Hustle Network's organizational vision, operational strategy, and hiring needs and at designing and implementing business strategies, plans and procedures; setting comprehensive goals for performance and growth; establishing policies that promote company culture and vision; overseeing daily operations of the company and the work of executives; leading employees to encourage maximum performance and dedication; evaluating performance by analyzing and interpreting data and metrics; writing and submitting reports to the CEO in all matters of importance; assisting CEO in fundraising ventures; managing relationships with partners/vendors; managing strategy for events and sponsorships; managing strategy for merchandise; managing budget and expenditures; translating strategy into actionable goals for performance and growth helping to implement organization-wide goal setting, performance management, and annual operating planning; ensuring effective recruiting, onboarding, professional development, performance management, and retention; representing Asian Hustle Network and its values; and serving as a Board Member.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	7,865,000	YES	N/A	N/A	**100%**	N/A

The Company has no current outstanding debt agreements or long-term liabilities. The Company has lines of credit and may accrue short-term debt in the course of day-to-day operations.

Ownership

A majority of the Company is owned by two individuals. Those individuals are Bryan Pham and Maggie Chui.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Bryan Pham	4,800,000 Common shares	61.0%
Maggie Chui	2,400,000 Common shares	30.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Asian Hustle Network, Inc. ("the Company") is a corporation incorporated on November 10, 2020 under the laws of the State of Delaware, and is headquartered in Oakland, California and Las Vegas, Nevada.

The AHN Directory is a membership−based platform that allows members to access a virtual rolodex of the community members' names, businesses, locations, and much more. It helps community members find resources and create connections in a more meaningful way using an AI−based platform. Members are currently paying $1/month at the gold tier or $5/month at the platinum tier. Payments are made through Stripe and are automatically renewed.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $285,000 in cash on hand as of December 31, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Crowd Notes are being offered with a valuation cap of $3,000,000. This is similar to but not the same as the valuation of the Company as described in this section.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors may be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. There are no related party transactions.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bryan Pham
_____
(Signature)

Bryan Pham
_____
(Name)

Co-Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bryan Pham
_____
(Signature)

Bryan Pham
_____
(Name)

Co-Founder & CEO
_____
(Title)

January 18, 2022
_____
(Date)

/s/Maggie Chui
_____
(Signature)

Maggie Chui
_____
(Name)

Co-Founder & COO
_____
(Title)

January 18, 2022
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

ASIAN HUSTLE NETWORK, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (NOVEMBER 10, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Asian Hustle Network, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Asian Hustle Network, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (November 10, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 17, 2021
Los Angeles, California

As of December 31,		2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	4,910
Total current assets		**4,910**
Total assets	$	**4,910**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit card	$	470
Total current liabilities		**470**
Total liabilities		**470**
STOCKHOLDERS EQUITY		
Common Stock		78
Additional Paid In Capital		4,583
Retained earnings/(Accumulated Deficit)		(221)
Total stockholders' equity		**4,440**
Total liabilities and stockholders' equity	$	**4,910**

See accompanying notes to financial statements.

ASIAN HUSTLE NETWORK, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (November 10, 2020)	**December 31, 2020**
(USD $ in Dollars)	
Net revenue	$ 1,000
Cost of goods sold	-
Gross profit	1,000
Operating expenses	
General and administrative	1,221
Total operating expenses	1,221
Operating income/(loss)	(221)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(221)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (221)**

See accompanying notes to financial statements.

ASIAN HUSTLE NETWORK, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date November 10, 2020	-				
Issuance of Common Stock	7,840,000	$ 78	$ 4,583		$ 4,661
Net income/(loss)	-	-		$ (221)	$ (221)
Balance—December 31, 2020	**7,840,000**	**$ 78**	**$ 4,583**	**$ (221)**	**$ 4,440**

See accompanying notes to financial statements.

ASIAN HUSTLE NETWORK, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (November 10, 2020)		December 31, 2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(221)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Credit cards		470
Net cash provided/(used) by operating activities		**249**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution		4,661
Net cash provided/(used) by financing activities		**4,661**
Change in cash		4,910
Cash—beginning of year		-
Cash—end of year	**$**	**4,910**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Asian Hustle Network, Inc. was incorporated on November 10, 2021 in the state of Delaware. The financial statements of Asian Hustle Network, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The AHN Directory is a membership-based platform that allows members to access a virtual rolodex of the community members' names, businesses, locations, and much more. It helps community members find resources and create connections in a more meaningful way using an AI-based platform. Members are currently paying $1/month at the gold tier or $5/month at the platinum tier. Payments are made through Stripe and are automatically renewed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Income Taxes

Asian Hustle Network, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the platform fee charged to the members.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class with par value of $0.00001. As of December 31, 2020, 7,840,000 shares have been issued and are outstanding.

4.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,	2020
Net Operating Loss	$ (46)
Valuation Allowance	46
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 are as follows:

As of Year Ended December 31,	2020
Net Operating Loss	$ (46)
Valuation Allowance	46
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $221.00, and the Company had state net operating loss ("NOL") carryforwards of approximately $221.00. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

5.   RELATED PARTY

There are no related party transactions

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 17, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



Asian Hustle Network

Global online community empowering Asian entrepreneurs and allies across the globe.

Edit Profile

⊡ Follow

$1,000   **$3,000,000**
Minimum   Valuation cap

INVEST IN ASIAN HUSTLE NETWORK

Time Left 66d : 11h : 04m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.asianhustlenetwork.com

Share: f 🐦 in

Asian Hustle Network is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Risks & Disclosures

Form C

Data Room

💬 0 comments

❓ FAQs About Investing

✉ Contact SeedInvest

Company Highlights

› Built a community of 100K+ members (sum of followers across social media accounts) since inception in November 2019

› 84% active user engagement rate on Facebook (in 60 day period ending January 14, 2022)

› Virtual events have achieved an average viewership of 10K+

› Notable members and collaborators include Eric Ly (LinkedIn co-founder), Justin Kan (Twitch founder), Patrick Lee (Rotten Tomatoes co-founder & CEO), Chieh Huang (Boxed CEO), Miko Matsumura (Evercoin co-founder), Laura Huang (Harvard Business School professor & author of EDGE), Chatri Sityodtong (ONE Championship Chairman & CEO), and Jimmy Ku (MixerBox COO)

› Collaborations with McDonald's, Kia, Lowe's, Comcast, Citibank, Gold House, ACE NextGen, Dang Foods, and NextShark

Fundraise Highlights

› Total Amount Raised: US $300,000

› Total Round Size: US $650,000

› Raise Description: Seed

› Minimum Investment: US $1,000 per investor

› Security Type: Crowd Note

› Valuation Cap: US $3,000,000

› Offering Type: Side by Side Offering

Asian Hustle Network (AHN) is an online community aimed at uplifting Asian entrepreneurs and professionals globally. Our mission is to become a central hub for all Asian entrepreneurs & professionals for content, resources, mentorship, and commerce.

Asian American white-collar professionals are the least likely group to be promoted from individual contributor roles to management — less likely than any other race. The overrepresentation of AsAm's as business owners can be due to economic & social factors, such as not finding a decent job or not being treated well in the labor market.

We created a community in which Asian entrepreneurs & professionals from around the world can network, learn from each other, & build meaningful connections. Since Nov. 2019, we've grown our community to 100K+ members across all of our social media platforms, in over 100 countries, with 1M impressions achieved in a month.

We created a paid directory outside of our Facebook platform, in which members can create a profile & connect with other members in a more meaningful way. Since Facebook has limited capability of finding others based on certain criteria, members can use our platform to list their name, business name, location, role, industry, etc. Monthly subscription tiers range from $1 to $5/month, which we plan on increasing as we roll out more benefits.

In 2022, we plan to integrate media publication & video streaming into our paid subscription model. We plan to license existing Asian films & sign on new films from emerging entrepreneurs, artists, & creatives. Members will be able to leverage AHN to showcase their work on our platform. Additionally, we plan to highlight stories, news, & fun facts to provide readers with content relating to Asian entertainment, culture, artists & films, and more.

AHN generates a majority of its revenue through networking events, sponsorships, & brand deals. Many corporations want visibility from either small business owners or minority groups; & AHN has engagement from both of these groups. Some of our previous sponsors include Citibank, Comcast, McDonald's, Kia, & Lowe's.

Gallery







Asian Hustle Network Los Angeles Recap | Feb 9, 2020
Copy link
AHN
ASIAN HUSTLE NETWORK™

Public Overview Video.

Media Mentions













LA Times
Business Insider
Star Advertiser
abc7
CGTN
NextShark
South China Morning Post

The Team

Founders and Officers



Bryan Pham
CEO AND PRESIDENT

Bryan Pham is the founder of Asian Hustle Network (AHN), Crushing it in Real Estate (CIIRE), HateIsAVirus, and a venture partner at Outliers Fund. He is passionate about bringing together communities of like-minded individuals through growing AHN to over 100,000+ members in a year and managing an active CIIRE group of over 2,000 investors.

Managing a team of 25 people, Bryan seeks to uplift Asian entrepreneurs around the world with the goal of having better representation in mainstream media and upper corporate and investment ladders. Bryan and his co-founder, Maggie Chui, are also the hosts of the Asian Hustle Network Podcast and community leaders bringing onboard AAPI entrepreneurs to inspire and share their knowledge to provide the foundation for future generations to succeed. Outside of AHN, Bryan is the Director of Strategic Partnerships at StartUpGrind Berkeley that brings together an ecosystem of VCs, angel investors, and aspiring entrepreneurs. He is also an active angel investor and real estate investor and has been featured on Bloomberg, Business Insider, NextShark, CGTV, LA Times, and VoyageLA.



Maggie Chui
COO AND SECRETARY

Maggie Chui is the co-founder and COO of Asian Hustle Network (AHN), an online community of 100,000+ members that started in November 2019 and is aimed at empowering and uplifting Asian entrepreneurs and allies globally. The mission of AHN is to bring the Asian entrepreneurial and professional community together and to provide an inclusive platform for people to collaborate, support, and learn from one another. She is the co-host of the Asian Hustle Network Podcast, which won Best Business Podcast of the Year Award at the Asian Podcast Awards hosted by Asian Podcast Network.

Maggie is also the host of Feature Friday, a weekly Instagram show for Asian Hustle Network featuring members in the community to discuss topics such as entrepreneurship, women empowerment, grassroots movements, and community building. She has been featured on LA Times, VoyageLA, NextShark, and China Global TV Network. She envisions a future where Asians can be more open with sharing their stories, amplifying their voices, and working to ensure that we all succeed together.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $650,000
Raised to date:	US $300,000
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D, some of which may not be counting towards escrow. Approximately $300,000 has been raised prior to the launch of the SeedInvest campaign via Regulation D, of which, approximately $45,000 is not being counted towards the escrow minimum.
Closing conditions:	While Asian Hustle Network has set an overall target minimum of US $300,000 for the round, Asian Hustle Network must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Asian Hustle Network's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised



If Maximum Amount Is Raised

● Ads & Events ● General OpEx ● Staff & Human Resources ● Other/Contingency

Investor Perks

Bonus Perk: Investors above $1,500 will have exclusive access to early invites/early bird ticket sales to all Asian Hustle Network events and conferences. **Applicable only if investing before 11:59 PM ET on Friday, February 11th.**

Tier 1: Investors between $5,000 and $9,999 will be automatically added into our directory as VIP members with exclusive access to connect, direct message, and schedule meetings with other members, post in the community forum, and get discounts to our paid events and conferences. **If investing $5,000 or more before 11:59 PM ET on Friday, February 11th, investor will be bumped to the next tier of perks.**

Tier 2: Investors between $10,000 and $24,999 will receive priority to promote in our eNewsletter upon review and approval. Ads can be in top placement of our eNewsletter for maximum visibility and engagement. Investors will also receive the Tier 1 perk above.

Tier 3: Investors between $25,000 and $49,999 will receive exclusive access to a list of established entrepreneurs and angel investors in our community. Investors will also receive the Tier 1 and Tier 2 perks above.

Tier 4: Investors $50,000 and above will receive a swag box as well as free admission and 3 tickets to our annual Uplifted Conference held in Las Vegas, NV. Investors will also receive the Tier 1 perk, Tier 2 perk, and Tier 3 perk above.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Market Landscape



Global Social Media Subscription Market (Estimated at CAGR of 16.8% through 2023)

Between 2007 and 2012, the number of U.S. businesses owned by Asian-Americans rose 23.8%, from 1.5 million to 1.9 million. We want to target at least 1 million as a core of AHN.

While a large portion of our member demographic is currently based in the U.S., our focus will also be on entrepreneurs in Asia. There is a huge population of Asian entrepreneurs outside of the U.S. that falls within our target market. We want AHN to be a bridge for Asian entrepreneurs from the East to the West.

The economy of internet users is growing in places such as Taiwan, Vietnam, Korea, and Singapore. Southeast Asia now has 260 million internet users with 3.8 million more going online per month. It is forecasted that the region's internet economy will be worth $200 billion by 2025.

The global social media subscription market is expected to grow from $55.7 billion in 2019 to about $64 billion in 2020. The Covid-19 pandemic is expected to boost the revenue of the subscription market as many countries are under lockdown and people are spending significant time on social media and availing several subscription options. The market is expected to stabilize and reach $103.7 billion at a CAGR of 16.8% through 2023.

Our competitors include:

● Gold House: a collective of Asian founders, creative voices, and leaders dedicated to unifying the world's largest populace–APIs–to enable more authentic multicultural representation and societal equity.

● Entrepreneurs' Organization: a high-quality support network of 14,000+ leaders across 61 countries, helping entrepreneurs achieve their full potential through the power of life-enhancing connections, shared experiences and collaborative learning.

However, we believe the biggest differentiator between AHN and its competitors is that we focus on building up next generation leaders and embodying cultural values, ideologies, and identity.

Risks and Disclosures

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D, some of which may not be counting towards escrow. Approximately $300,000 has been raised prior to the launch of the SeedInvest campaign via Regulation D, of which, approximately $45,000 is not being counted towards the escrow minimum. The earliest investment counted towards the escrow target was made in December of 2021. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Asian Hustle Network's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Asian Hustle Network's Form C

Data Room

NAME	LAST MODIFIED	TYPE
⌄ ☐ Financials (3 files)	Mar 22, 2021	Folder
⌄ ☐ Fundraising Round (1 file)	Mar 22, 2021	Folder
⌄ ☐ Investor Agreements (1 file)	Mar 22, 2021	Folder
⌄ ☐ Miscellaneous (4 files)	Mar 22, 2021	Folder

Join the Conversation

Be the first to post a comment or question about Asian Hustle Network.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

> Say something here...   POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Asian Hustle Network

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Asian Hustle Network. Once Asian Hustle Network accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Asian Hustle Network in exchange for your securities. At that point, you will be a proud owner in Asian Hustle Network.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Asian Hustle Network has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Asian Hustle Network does not plan to list these securities on a national exchange or another secondary market. At some point Asian Hustle Network may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Asian Hustle Network either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Asian Hustle Network's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Asian Hustle Network's Form C. The Form C includes important details about Asian Hustle Network's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

ASIAN HUSTLE NETWORK

Empowering Asian Entrepreneurs Around the World





asianhustlenetwork.com



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



What is AHN?

Asian Hustle Network (AHN) is an online community of 100,000+ members across all social media platforms that started from a Facebook group by Bryan Pham and Maggie Chui in November 2019 and has now expanded to multiple online channels.

The purpose of the community is to uplift and connect Asian entrepreneurs and allies globally.











What We've Built / How We Provided Value

Storytelling and Membership

- Encouraged members to share their entrepreneurial stories (2 million+ posts, comments and reactions overall)
- Launched a paid membership directory leveraging ScaleGrowth, to organize data on members' businesses, locations, industries, roles, topics of interests, etc.

Podcast and Spotlight Videos

- Highlighted Asian entrepreneurs via podcast and short documentary series
- Inspire other aspiring entrepreneurs
- Notable guests include Chatri Sityodtong, Justin Kan, Jim Kwik, Kelly Mi Li, Benny Luo, Kun Gao, Laura Huang, Jaeson Ma
- Acquired sponsors at $30-50 per 1 min. ad

Events

- Hosted events around the world allowing members to network
- Secured serial entrepreneurs as motivational speakers
- Had an average of 250+ guests attend each in-person event at no cost to AHN
- Charged approximately $25/ticket

AHN Marketplace

- Allowed members from the community to list and sell their products and/or services
- 100+ products listed within one month
- AHN receives 20% commission from all points of sale
- Offers an opportunity for members to support other Asian-owned businesses

Our Growth on Facebook

What began as a FB group for Bryan and Maggie grew to an engaged community, which became a meaningful business ready to scale...

84,546 total members (as of Jan. 14, 2022)

+6.97% growth rate in 60 day period ending Jan. 14, 2022

71,322 active members in 60 day period ending Jan. 14, 2022

84% engagement rate

879,745 total posts, comments and reactions in the Facebook group in the last year (TTM ending Jan. 14, 2022)



84,546 total members
6.97% vs. Nov 15, 2021
Jan 14, 2022
84000
82000
80000
Nov 21
Nov 28
Dec 5
Dec 12
Dec 19
Dec 26
Jan 2
Jan 9



71,322 active members
Nov 16, 2021 - Jan 14, 2022
40000
30000
20000
Nov 21
Nov 28
Dec 5
Dec 12
Dec 19
Dec 26
Jan 2
Jan 9



*TTM = TRAILING TWELVE - MONTH PERIOD

Our Growth on Social Media

Clubhouse: 45,300 members

An emerging audio social networking app

Highest # of listeners in a room: 800

TikTok: 25,526 followers

Total video views in 60 day period: 1,300,000

Total profile views in 60 day period: 23,200
(60 day period ending Jan. 15, 2022)

Instagram: 23,682 followers

Average post reach for a top post: 120,000 people

Total impressions in 30 days (ending Dec. 17, 2021): 1,566,781



IG Average MoM
Growth Rate: **7%**

CH Average MoM
Growth Rate: **1%**

TT Average MoM
Growth Rate: **25%**

FACTS

Glass ceiling

Asian American white-collar professionals are the least likely group to be promoted from individual contributor roles into management — less likely than any other race.

Model minority myth

Asian Americans often receive less aid and support in their careers. The myth also overlooks the fact that Asians are a diverse group of people.

Entrepreneurship

The overall overrepresentation of Asian Americans as business owners is due to economic and social factors such as not finding a decent job or not being treated well in the labor market.

SOURCES: HARVARD BUSINESS REVIEW, BLOOMBERG, FAST COMPANY

THE OPPORTUNITY

Create communities for Asians

AHN is one of the fastest growing Asian networks aimed to empowering the Asian entrepreneurial and professional community.

Build meaningful connections

We want to create a platform allowing members to build valuable connections and educate themselves on their culture in a more effective, meaningful way.

Networking and worldwide events

We host in-person and virtual events to give our members the opportunity to network and learn, give brand exposure to our sponsors, and support the businesses in our community.

BUSINESS MODEL

Paid Subscriptions

AHN currently has 100K members/followers across all social media platforms, which we will funnel into our paid subscription model on a separate platform outside of our Facebook group.

Directory $1-$5/month

- Connect, direct message, and schedule meetings with other members
- Community forum
- Discount to paid events

Marketplace at 20% comm.

- Allows members to list and sell their products/services on our platform
- 20% commission paid to AHN from all points of sale

Video Streaming

- License existing Asian films and sign on new ones from emerging entrepreneurs, artists, and creatives
- Similar to Netflix's model

Events, Sponsorships, and Brand Deals

Hosted **20+ events** worldwide: Avg. of **250+ guests** for each in-person event; avg. of **10K+ viewers** for each virtual event. In Q2 of 2022, we will begin hosting our annual AHN Conference in Las Vegas, NV with a target attendee size of 250+ people and ticket prices ranging from $200-$500. Past sponsors include Citibank, Comcast, McDonald's, Kia, and Lowe's.



*THIS SLIDE REFLECTS MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASEDON INFORMATION CURRENTLY AVAILABLE AND IS SUBJECT TO RISKS AND UNCERTAINTIES. THIS SLIDE IS MEANT FOR ILLUSTRATIVE PURPOSES AND DOES NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS.

PRICING MODEL

Community Growth on FB and CH



Total Member
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
11 - 2019...
12 - 2019...
1 - 2020...
2 - 2020...
3 - 2020...
4 - 2020...
5 - 2020...
6 - 2020...
7 - 2020...
8 - 2020...
9 - 2020...
10 - 2020...
11 - 2020...
12 - 2020...
1 - 2021...
2 - 2021...
3 - 2021...
4 - 2021...
5 - 2021...
6 - 2021...
7 - 2021...
8 - 2021...
9 - 2021...
10 - 2021...
11 - 2021...
12 - 2021...
1 - 2022...
2 - 2022...
3 - 2022...
4 - 2022...
5 - 2022...
6 - 2022...
7 - 2022...
8 - 2022...
9 - 2022...
10 - 2022...
11 - 2022...
12 - 2022...
Facebook
Clubhouse

Membership Revenue Projection





$5,000
$4,000
$3,000
$2,000
$1,000
$0
May '21
June '21
July '21
August '21
September '21
October '21
November '21
December '21
January '22
February '22
March '22
April '22
Membership Campaign - Months
Gold
VIP
Monthly Total

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

PRICING MODEL

Events and Sponsorships
Revenue Projection



AHN Book
Revenue Projection



Our Roadmap

2021-2022

Nov - Dec 2021

- Plan 1st AHN Conference
- Begin outreach to entrepreneurs & creatives to build Asian Netflix
- Build our collection of Asian related content
- Hire Head of Growth

Jan - Mar 2022

- Host first AHN Conference
- Release new website to center around videos, film and media related to Asian culture
- Hire admin assistant
- Hire web developers

Apr - Jun 2022

- Expand ops to Vietnam to reduce staffing costs
- Hire creative director & video production team in Vietnam to produce own content
- Boost sponsorships

Jul - Dec 2022

- Plan 2nd AHN Conference
- Launch our own video streaming platform and build out subscription
- Scale to become a global media channel highlighting Asian talent



*CONTINGENT ON COVID-19 RESTRICTIONS. THIS SLIDE REFLECTS MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED ON INFORMATION CURRENTLY AVAILABLE AND IS SUBJECT TO RISKS AND UNCERTAINTIES. THIS SLIDE IS MEANT FOR ILLUSTRATIVE PURPOSES AND DOES NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS.

MARKETING STRATEGY

Target Markets

- Asian entrepreneurs and professionals
- Asians ages 18-64
- Asian entrepreneurs looking to build a bridge between East and West
- Individuals looking to expand their network & have their voices heard
- Individuals who identify as or are allies of Asians

Market Niche

Bridging the Asian community together, including but not limited to:

- Business owners with customers & partners
- Startup founders with VCs, investors & advisors
- Professionals with mentors & role models
- Employers with potential job candidates

Our Channels

Our channel strategy includes:

- Facebook Group
- Facebook Page
- Instagram
- Clubhouse
- Website
- Virtual and in-person events
- Podcast

Marketing Strategy

We will be marketing our membership model through:

- Social media marketing
- Paid advertising
- Blog posts
- Speaking engagements
- Influencer marketing
- Email marketing
- Collaborations
- Search Engine Optimization (SEO)



MARKET OPPORTUNITY

TARGET

- The number of U.S. businesses owned by Asian-Americans rose 23.8%:
  - In 2007: 1.5 million
  - **In 2012: 1.9 million**

  We want to target at least 1 million.
- In **2019**, there were an estimated **577,835** Asian-owned businesses.
- Asian-owned businesses had the largest est. receipts **($863.3 billion)** among minority groups.
- The global social media market is expected to grow due to the pandemic:
  - In 2020: $64 billion
  - **In 2023: $103.7 billion**

COMPETITION

Our competitors include:

- **Gold House,** a collective of Asian founders, creative voices, and leaders dedicated to unifying AAPIs to enable more authentic multicultural representation and societal equity.
- **Entrepreneurs' Organization,** a support network of leaders, helping entrepreneurs achieve their full potential through life-enhancing connections, shared experiences and collaborative learning.
- We believe the biggest differentiator between AHN and its competitors is that we focus on building up next gen. leaders and embodying cultural values, ideologies and identity.

SOURCES: U.S. CENSUS BUREAU, PR NEWSWIRE

USE OF FUNDS

USE	%	DESCRIPTION
Staff & Human Resources	40%	• 7 full-time employees: ◦ 1 head of growth ◦ 1 admin assistant ◦ 2 web developers ◦ 1 creative director ◦ 2 video editors
General OpEx	25%	• Research, development and legal • Software for internal infrastructure
Ads & Events	25%	• Facebook, Instagram, and TikTok ads to promote campaigns • Event management agency, venues, speakers, vendors, etc.
Other/Contingency	10%	• Other/Contingency

*THIS SLIDE REFLECTS MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASEDON INFORMATION CURRENTLY AVAILABLE AND IS SUBJECT TO RISKS AND UNCERTAINTIES. THIS SLIDE IS MEANT FOR ILLUSTRATIVE PURPOSES AND DOES NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS.

OUR TEAM AND MEDIA MENTIONS

Bryan Pham


Founder & CEO of AHN
AHN Board Member
Founder of Crushing it in Real Estate
Venture Partner at Outliers Fund

Maggie Chui


Co-Founder & COO of AHN
AHN Board Member
Podcast Host of AHN Podcast
Investor of Omni Bev

Nick Shen


VP of Legal of AHN
AHN Board Member
IP Attorney at Sideman & Bancroft LLP
Owner/Winemaker at Vin Soleil

Geena Chen


Head of Growth of AHN
Author of *Uplifted*
Stanford Alumni








THANK YOU

With our mission, we aim to continue to make positive changes by bringing the Asian entrepreneurial and professional community together and ensure that we can create opportunities for us to succeed in any space or capacity together.










www.asianhustlenetwork.com
team@asianhustlenetwork.com
@asianhustlenetwork



EXHIBIT E
Video Transcript

Asian Hustle Network, Inc.

"Asian Hustle Network Los Angeles Recap | Feb 9, 2020"
Public Overview: https://youtu.be/j6Fbf9ygzMI

[Video Clips of Asian Hustle Network Event in Los Angeles]

[Quotes of members of Asian Hustle Network at event]

"Right now we're creating the foundation for our future generations to succeed."

"We can always come together, we can always support each other, we can join forces and be one family."

"This event is so amazing! I drove down here this morning. 12:30 A.M. I woke up, I started driving. The carpool, with three other Asian members from the Bay Area, down here because this event is great!"

"People have amazing stories that they're so willing to share and they all have an amazing skill set. They're all so generous and willing to share, they're not keeping it to themselves, they're all trying to lift each other up."

"We want this network to be a network where people and individuals who are seeking growth and hunger [to] to be here. The mentality and the mindset that we have, is that *'hustle'*, and that's what brings us all here today."

[Music]

[AHN Logo]

'Exclusively Produced By: 888 Productions & Firelight Digital Media'